Exhibit 99.1

TNL Mediagene (Nasdaq: TNMG)

TNL Mediagene Announces Leadership Realignment and 2026 Strategic Initiatives to Strengthen Execution, Expand Digital Studio, Content Commerce and AI-Powered Products, and Drive Long-Term Value Creation

Key Highlights

– Motoko Imada appointed Chief Executive Officer to lead operations, P&L execution, and a comprehensive review of the Company’s businesses and cost structure; Joey Chung appointed President to lead corporate development, strategic transactions, and investor relations

– 2026 strategic initiatives target organic revenue growth, positive EBITDA, SG&A reduction, and an accelerated pivot toward digital studio services, content commerce, and AI-powered product development

– Company to evaluate its portfolio of digital media brands and may pursue divestitures, downsizing, or closure of underperforming or non-core assets as it sharpens its strategic focus

– CTO Richard Lee given mandate to build, scale, and commercialize the Company’s AI and strategic technology product portfolio through a dedicated team focused exclusively on AI and strategic technology product development

– Co-founder Hiroto Kobayashi appointed to the Board of Directors; General Counsel TJ Park promoted to Chief Corporate Affairs Officer

TOKYO, JAPAN, APRIL 2, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced a leadership realignment and a series of strategic initiatives designed to strengthen operational execution, accelerate its strategic pivot toward digital studio services, content commerce, and AI-powered products, and enhance long-term shareholder value.

The rapid adoption of artificial intelligence is reshaping the media, advertising, and e-commerce industries, creating both significant challenges and new opportunities for companies operating in these sectors. The leadership realignment and 2026 strategic initiatives announced today reflect the Company’s proactive response to these dynamics and its commitment to positioning ahead of the evolving landscape rather than reacting to it.

Leadership Realignment

The Board of Directors has approved the following leadership appointments, effective immediately:

Motoko Imada, previously Chief Operating Officer and President, has been appointed Chief Executive Officer. Ms. Imada will hold full operational authority, with direct oversight of the Company’s profit and loss performance, budget execution, global operations, and day-to-day management across all business units. She will also lead a comprehensive review of the Company’s existing businesses and corporate structure, with a focus on improving profitability, reducing costs, and aligning the organization with its strategic priorities.

Joey Chung, previously Chief Executive Officer, has been appointed President. Mr. Chung will be responsible for corporate development, strategic transactions and partnerships, capital markets initiatives, and investor relations. In his new role, Mr. Chung will also lead efforts to evaluate strategic alternatives and potential transactions aimed at strengthening the Company’s financial position and long-term competitiveness.

TJ Park, General Counsel, has been promoted to Chief Corporate Affairs Officer, in addition to continuing in his role as General Counsel. In this expanded capacity, Mr. Park will work closely with the Chief Financial Officer to support governance initiatives, disclosure coordination, investor communications, and cross-border stakeholder engagement.

Richard Lee, Chief Technology Officer, has assumed expanded responsibilities as Head of Research and Development, with a mandate to build, scale, and commercialize the Company’s AI and strategic technology product portfolio. Reporting directly to the CEO, Mr. Lee will lead a dedicated team focused exclusively on AI and strategic technology product development, separate from the Company’s existing operational business units. The Company has already developed and deployed AI-powered agentic tools to support digital publishing and editorial workflows across its media operations, and is advancing the development AI and large language model-based search and result optimization product designed to complement the Company’s digital studio service offerings. The Company believes its AI product capabilities represent a significant growth opportunity and intends to invest in scaling these initiatives as a core pillar of its business going forward.

Hiroto Kobayashi, an original co-founder of the Company in Japan, has been appointed to the Board of Directors to fill an existing vacancy. Mr. Kobayashi brings deep institutional knowledge and long-term strategic perspective to the Board at a critical stage in the Company’s evolution.

2026 Strategic Initiatives

Alongside the leadership realignment, the Company outlined a Board-approved operating governance framework and strategic initiatives for fiscal year 2026. As the media, advertising, and e-commerce industries undergo rapid transformation driven by artificial intelligence, the Company’s initiatives are designed to address these challenges head-on and are centered on the following priorities:

 2

Operational and Financial Performance. The Company aims to deliver organic revenue growth, achieve positive EBITDA, and reduce selling, general, and administrative expenses as a percentage of revenue. Management intends to implement rigorous cost structure reviews, prioritize high-margin projects, and drive efficiency through shared services and process automation across its Japan and Taiwan operations.

Strategic Pivot Toward Digital Studio, Content Commerce, and AI-Powered Products. The Company plans to accelerate its pivot from a primarily digital media-driven business model toward higher-value digital studio services—including branding and marketing strategy solutions—and content commerce, supported by its growing portfolio of AI-powered products. The Company’s technology initiatives include the continued development and commercialization of AI agentic tools and large language model-based products that the Company believes can be integrated into and cross-sold alongside its digital studio offerings. The Company expects to launch or advance at least one core new revenue business during fiscal year 2026.

Portfolio Review and Optimization. As part of the comprehensive business review led by the CEO, the Company intends to evaluate its portfolio of digital media brands with a view to focusing resources on its highest-performing and most strategically relevant assets. This review may result in the divestiture, downsizing, or closure of digital media brands that are underperforming or whose long-term prospects are not aligned with the Company’s strategic direction. There can be no assurance that this review will result in any specific transaction or change, and the Company will make further announcements as and when appropriate.

Governance and Capital Markets. The Company intends to continue strengthening its internal controls, disclosure processes, and board-level reporting as it matures as a publicly traded enterprise. The operating governance framework approved by the Board formalizes a clear accountability structure and decision matrix across key areas including financial performance, strategic transactions, governance, and investor relations.

Executive Quotes

“The Board’s focus is on operational discipline, strategic transformation, and strong governance,” said Marcus Brauchli, Chairman of the Board. “To compete successfully in the AI era, companies need to move swiftly to adopt new technologies, serve existing customers competitively, and pivot decisively toward higher-value business lines.”

“Our priority is operational excellence—improving efficiency, strengthening margins, and delivering against our commitments,” said Motoko Imada, Chief Executive Officer. “At the same time, we recognize that the rapid adoption of AI is reshaping our industry, and we must ensure the Company is positioned to lead, not follow. This structure gives day-to-day execution singular focus and accountability, and I will be taking a hard look at our portfolio to ensure every part of the business is contributing to our long-term growth.”

“We built this company both organically and through acquisitions, and we must continually improve our mix of assets and capabilities,” said Joey Chung, President. “This structure allows me to focus on strategic growth, disciplined capital allocation, and consistent, transparent engagement with the investment community, while ensuring that the Company has the flexibility to pursue the right opportunities in a rapidly changing market.”

Further details regarding the Company’s 2026 strategic initiatives and any developments from its business and portfolio review will be announced in due course.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2025, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

###

 4